UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Cusip No. Y2106R110	SCHEDULE 13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 9, 2018, which is based on information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “2018 10-K”).

Cusip No. Y2106R110	SCHEDULE 13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 9, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS BW LPG Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 9, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,560
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,560

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,560
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 9, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 6 of 11

1.	NAMES OF REPORTING PERSONS BW LPG Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,228,723 Common Shares outstanding as of July 9, 2018, which is based on information provided by the Issuer in the 2018 10-K.

Cusip No. Y2106R110	SCHEDULE 13D	Page 7 of 11

Item 1.  Security and Issuer.

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018, Amendment No. 3 filed on February 1, 2018 and Amendment No. 4 filed on May 29, 2018 (collectively with this Amendment No. 5, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Exchange Act by the following persons (the “Reporting Persons”):

a.	BW Euroholdings Limited (“Euroholdings”), a company incorporated under the laws of Cyprus. The principal business of Euroholdings is that of an investment holding company. The registered address of Euroholdings is at 13 Karaiskaki Street, 3032 Limassol, Cyprus and the correspondence address of Euroholdings is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
b.	BW LPG Limited (“BW LPG”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BW LPG is that of an investment holding company. The registered address of BW LPG is at Suite 412, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of BW LPG is at Mapletree Business City, #17-02, 10 Pasir Panjang Road, Singapore 117438.
c.	BW Group Limited (“BW Group”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BW Group is that of an investment holding company. The registered address of BW Group is at Suite 412, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of BW Group is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
d.	The Sohmen Family Foundation (the “Foundation”) is a foundation organized under the laws of Liechtenstein. The Foundation is established for the long-term furtherance of the interests of the Sohmen Family over successive generations. Its principal business offices are located at Heiligkreuz 6, P.O. Box 484, FL-9490 Vaduz, Liechtenstein.
e.	BW LPG Holding Limited (“LPG Holding”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of LPG Holding is that of an investment holding company. The registered address of LPG Holding is at Suite 412, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of LPG Holding is at Mapletree Business City, #17-02, 10 Pasir Panjang Road, Singapore 117438.

Euroholdings is a wholly-owned subsidiary of BW Group. The Foundation holds 93.25% of BW Group. As of July 9, 2018, BW Group owns approximately 45% of BW LPG. LPG Holding is a wholly-owned subsidiary of BW LPG. The Reporting Persons may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act.

Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 5, 2018, LPG Holding purchased 100 Common Shares at a price of $7.56 per Common Share in a private transaction through a broker. The source of the $756.00 total funds to purchase such Common Shares was the working capital of LPG Holding. No borrowed funds were used to purchase the Common Shares.

Cusip No. Y2106R110	SCHEDULE 13D	Page 8 of 11

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On July 5, 2018, LPG Holding purchased 100 Common Shares in order to become a stockholder of the Issuer eligible to make nominations of individuals to stand for election to the Issuer’s Board of Directors.

On July 9, 2018, BW LPG sent a letter to the Issuer’s Board of Directors with an increased all-stock proposal for a combination of BW LPG with the Issuer, under which the Issuer’s stockholders, including BW Group, would receive 2.12 BW LPG Common Shares for each Common Share of the Issuer they own (the “Revised Proposal”). In addition, BW LPG notified the Issuer of its intention to nominate independent, highly qualified individuals to stand for election to the Issuer’s Board of Directors at the Issuer’s 2018 Annual Meeting of Shareholders. The foregoing description of the Revised Proposal does not purport to be complete and is qualified in its entirety by reference to the Revised Proposal, which is attached as Exhibit 7 hereto and is incorporated by reference herein.

On July 9, 2018, BW LPG also issued a press release announcing its submission of the Revised Proposal to the Issuer and its notification to the Issuer of its intention to make such nominations, a copy of which is attached hereto as Exhibit 8 hereto.

The consummation of the transactions contemplated by the Revised Proposal may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board of Directors and the delisting of the Common Shares from the NYSE.

The Foundation, BW Group and Euroholdings are supportive of the transactions contemplated by the Revised Proposal and BW LPG’s intention to nominate individuals to serve on the Issuer’s Board of Directors.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a, b) As of the date hereof, each of the Foundation and BW Group may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 7,826,560 Common Shares, which represents 14.2% of the total outstanding Common Shares. This percentage is based on 55,228,723 Common Shares outstanding as of March 31, 2018, according to the 2018 10-K.

As of the date hereof, Euroholdings may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 7,826,460 Common Shares, which represents 14.2% of the total outstanding Common Shares. This percentage is based on 55,228,723 Common Shares outstanding as of March 31, 2018, according to the 2018 10-K.

As of the date hereof, BW LPG and LPG Holding may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 100 Common Shares, which represents 0.0% of the total outstanding Common Shares. This percentage is based on 55,228,723 Common Shares outstanding as of March 31, 2018, according to the 2018 10-K.

(c) Other than the purchase of 100 Common Shares by LPG Holding on July 5, 2018, no transactions in Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule 1 hereto.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) This Item 5(e) is not applicable.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.7	Letter to the Issuer, dated July 9, 2018
Exhibit 99.8	Press release, dated July 9, 2018
Exhibit 99.9	Amended Joint Filing Agreement, dated as of July 9, 2018, among BW Euroholdings Limited, BW LPG Limited, BW Group Limited, the Sohmen Family Foundation and BW LPG Holding Limited.

Cusip No. Y2106R110	SCHEDULE 13D	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2018

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell

Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG LIMITED

By: /s/ Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

BW LPG HOLDING LIMITED

By: /s/ Elaine Ong Yi Ling

Name: Elaine Ong Yi Ling
Title: Authorized Signatory

Cusip No. Y2106R110	SCHEDULE 13D	Page 10 of 11

Schedule 1-B is hereby amended and restated in its entirety to read as follows:

 SCHEDULE 1-B

Directors and Executive Officers of BW LPG Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
John B. Harrison	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Vice-Chairman and Company Director	British
Martha Kold Bakkevig	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Carsten Mortensen	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Andreas Beroutsos	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Greek
Anne Grethe Dalane	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian
Anders Onarheim	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Norwegian

Executive Officers
Martin Ackermann	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Danish
Elaine Ong Yi Ling	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Singaporean
Pontus Kristofer Berg	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Technical and Operations	Swedish
Niels Georges Stefan Bugge Rigault	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Commercial	Norwegian

Cusip No. Y2106R110	SCHEDULE 13D	Page 11 of 11

Schedule 1 is hereby amended to include the following Schedule 1-E:

 SCHEDULE 1-E

Directors and Executive Officers of BW LPG Holding Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Martin Ackermann	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
Elaine Ong Yi Ling	c/o #17-02 Amaryllis Ville 20 Newton Road Singapore 307953	Company Director	Singaporean
Michael G. Smyth	c/o Sans Souci 8 Shawn Acres Lane Southampton Bermuda SN 03	Company Director	British

Executive Officers
Martin Ackermann	c/o Mapletree Business City #17-02 10 Pasir Panjang Road Singapore 117438	Chairman	Danish
Elaine Ong Yi Ling	c/o #17-02 Amaryllis Ville 20 Newton Road Singapore 307953	Deputy Chairman	Singaporean